September 22, 2010

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-3628

Attention: Evan S. Jacobson, Esq.

Re:	Alloy, Inc.
Amended Schedule 13E-3
Filed on August 30, 2010
File No. 005-58053

Revised Preliminary Proxy Statement on Schedule 14A
Filed on August 30, 2010
File No. 000-26023

Dear Mr. Jacobson:

On behalf of Alloy, Inc. (the “Company”), we are transmitting for filing the Company’s revised preliminary proxy statement on Schedule 14A (the “Proxy Statement”) and Amendment No. 2 to the Schedule 13E-3 of the Company, Alloy Media Holdings, L.L.C., Lexington Merger Sub Inc., ZM Capital, L.P., ZM Capital Management, L.L.C., ZM Capital Partners, L.L.C., Matthew C. Diamond, James K. Johnson, Jr. and Leslie Morgenstein (collectively, the “Filing Persons”). The Company expects to release the Proxy Statement to stockholders as soon as practicable after completion of the review of the Proxy Statement by the staff of Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

We have revised the Proxy Statement in response to comments received from the Staff conveyed by letter dated September 15, 2010 relating to the Company’s revised preliminary proxy statement and the Filing Persons’ Amendment No. 1 to the Schedule 13E-3, each filed with the Commission on August 30, 2010. We have incorporated the Staff’s comments into this response letter and have provided the Company’s responses below each comment.

We represent the Company only. To the extent any response relates to information concerning any of the other Filing Persons, such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

Securities and Exchange Commission

Alloy, Inc.

September 22, 2010

Schedule 13E-3

1.	Please revise to include ZM Capital Partners LLC, ZelnickMedia Corporation, and ZM Capital Management, LLC as filing persons, and to include all required disclosure. In addition, although your response to prior comment 1 indicates that ZM Capital L.P. is referred to in the filings as both ZM Capital and ZelnickMedia, please tell us what consideration you gave to using a single defined name to clearly and consistently refer to this entity.

Response: In response to the Staff’s comment, we have revised to include ZM Capital Partners, L.L.C. and ZM Capital Management, L.L.C. as filing persons, and included all required disclosure. In preparing the disclosure, we considered that ZelnickMedia is the trade name generally used by ZM Capital, L.P. and its affiliates in its private equity business. It encompasses all of the ZM private equity business entities, including ZM Capital, L.P., ZM Capital Partners, L.L.C. and ZM Capital Management, L.L.C. When we referred only to the private equity fund specifically, we used ZM Capital, L.P. We have revised the disclosure to specify that “ZM” refers to ZM Capital, L.P. and its affiliates, and to use ZM Capital, L.P. when referring to ZM Capital, L.P. alone.

However, as discussed with the Staff on Monday, September 20, 2010, we did not include ZelnickMedia Corporation as a filing person. ZelnickMedia Corporation is not an intermediate or ultimate parent of any of the Buyer Filing Persons. Rather, ZelnickMedia Corporation serves as an administrative payroll vehicle for the members of ZM Capital Partners, L.L.C. and ZM Capital Management, L.L.C. As discussed, we believe the facts and circumstances demonstrate that ZelnickMedia Corporation is not an affiliate of the Company nor of any intermediate or ultimate parent of the Company because it does not have, has never had, and is not expected to have in the future, the power to direct or cause the direction of the management and policies of the Company and, therefore, does not and has never controlled, been controlled by or under common control with, and is not expected in the future to control, be controlled by, or be under common control with, the Company within the meaning of Rule 13e-3 and Rule 12b-2.

Based on the foregoing facts, we respectfully advise the Staff that we believe that ZelnickMedia Corporation does not need to be a filing person required to file a Schedule 13E-3 in connection with the merger because ZelnickMedia Corporation is not an “affiliate” of the Company within the meaning of Rule 13e-3(a)(1).

Schedule 14A

Summary Term Sheet, page 1

Conditions to Closing the Merger, page 2

2.	We note your responses to prior comments 6 and 9. Please note that we may have additional comments when you provide the omitted disclosure. Depending on the materiality of the disclosure, you may need to file a revised preliminary proxy statement.

Response: The Staff’s comment is noted.

Securities and Exchange Commission

Alloy, Inc.

September 22, 2010

Special Factors, page 16

Background of the Merger, page 16

3.	We reissue prior comment 11; revise your disclosure throughout this section to eliminate generic references to discussions and negotiations. For example, in the penultimate paragraph on page 18, you state that on January 28, 2010, the special committee held a meeting where they received an update on the “status of the process.”

Response: The Company has revised the “Background of the Merger” section of the Proxy Statement in response to the Staff’s comment.

4.	We note your response to prior comment 12. Please revise to provide a more detailed explanation of why discussions with Bidder A led Messrs. Diamond and Johnson to believe that Bidder A would structure the transaction as a going private transaction.

Response: The Company has revised the disclosure on page 16 of the Proxy Statement in response to the Staff’s comment.

Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger, page 28

Recommendation of Our Board of Directors, page 34

5.	We reissue prior comment 31.

Response: The Company has revised the disclosure on pages 34 and 35 of the Proxy Statement in response to the Staff’s comment.

Position of the Buyer Filing Persons as to the Fairness of the Merger, page 46

6.	Please revise the last paragraph on page 48 to describe the sum of the parts valuation conducted by the Buyer Filing Persons.

Response: The Company has revised the disclosure on page 48 of the Proxy Statement in response to the Staff’s comment, based on information provided by the Buyer Filing Persons.

Financing of the Merger, page 56

7.	Please disclose the substance of the first two paragraphs of your response to prior comment 53, including the disclaimers at the end of the second paragraph.

Response: The Company has revised the disclosure on page 58 of the Proxy Statement in response to the Staff’s comment, based on information provided by the Buyer Filing Persons.

Securities and Exchange Commission

Alloy, Inc.

September 22, 2010

The Merger Agreement (Proposal No. 1), page 81

8.	We note your response to prior comment 58. Please revise the second sentence of the explanatory note to remove any implication that the merger agreement does not constitute public disclosure. See Exchange Act Release No. 34-51283 (March 1, 2005).

Response: The Company has deleted the second sentence of the explanatory note on page 81 of the Proxy Statement in response to the Staff’s comment.

Please do not hesitate to contact me at (212) 715-9486 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely,

/s/ Richard H. Gilden

Richard H. Gilden

cc:	Lilias Lee, Esq.
Kramer, Levin, Naftalis & Frankel LLP